Exhibit (a)(5)(I)

January 8, 2008
RECKITT BENCKISER RECEIVES HART-SCOTT-RODINO
ANTITRUST CLEARANCE FOR ACQUISITION OF
ADAMS RESPIRATORY THERAPEUTICS
Reckitt Benckiser Group plc (RB.L) (“Reckitt Benckiser”) and Adams Respiratory Therapeutics, Inc. (NASDAQ: ARxT) (“Adams”) announced today that they have received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) relating to the previously announced tender offer to purchase all of the outstanding shares of common stock of Adams.
Reckitt Benckiser initiated, through its wholly owned subsidiary Twickenham Inc., a cash tender offer on December 21, 2007, to purchase all outstanding shares of common stock of Adams for US$60.00 per share.
The tender offer will expire at 12:00 midnight, New York City time, on January 23, 2008, unless extended in accordance with the Merger Agreement entered into between Reckitt Benckiser, Twickenham and Adams and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC). The offer remains subject to other customary conditions, including the acquisition by Twickenham of a majority of Adams’ shares of common stock on a fully diluted basis.
For Further Information

Reckitt Benckiser		+44 (0) 1753 217 800

Mark Wilson	Corporate Controller and Investor Relations Manager
(investor queries)

Fiona Fong	Head of Corporate Communications (press queries)

PR Agency

Susan Gilchrist	Brunswick	+44 (0) 207 404 5959

Cindy Leggett Flynn	Brunswick New York	+1 212 333 3810

Adams Respiratory Therapeutics

Janet M. Barth	SVP Investor Relations & Corporate Communications	+1 908 879 2428

Faith Pomeroy-Ward	Sr. Manager Investor Relations & Corporate Communications	+1 908 879 1418

Important Information
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement filed with the SEC on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement filed with the SEC on Schedule 14D-9, which contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s Web site: www.sec.gov.
Notes for Editors
Reckitt Benckiser is a world leader in household cleaning, health and personal care. The Company is truly global, with over 60 operating companies and some 43 manufacturing facilities worldwide and has sales in 180 countries. Reckitt Benckiser employs 22,000 people around the world. Amongst the Company’s leading brands in household are Lysol, the world leader in disinfecting cleaning, Calgonit & Finish & Electrasol, the world leaders in automatic dishwashing, Woolite, world leader in fine fabrics, Vanish & Spray’nWash, world leaders in fabric treatment, Airwick and Mortein, both No.2 brands in air care and pest control respectively. In Health & Personal Care (25% of net revenues), leading brand positions include Veet, the world number one depilatory and Dettol the world’s leading antiseptic, Nurofen, the leading European analgesic, Strepsils, world number one in medicated sore throat, Gaviscon the No.1 gastro intestinal remedy in UK and Lemsip the UK no.1. in cold/flu remedies.
Reckitt Benckiser is headquartered in Slough just outside London, UK and is listed on the London stock exchange. With a market capitalization of c.£20bn it ranks among the top 25 UK listed companies. Reckitt Benckiser had net revenues of £4.92bn, operating profit of £910m, and net income of £674m in 2006.
About Adams Respiratory Therapeutics, Inc.
Adams is a specialty pharmaceutical company focused on the late-stage development, commercialization and marketing of over-the-counter and prescription pharmaceuticals for the treatment of respiratory disorders.

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